SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                         ________________
                            FORM 12b-25

                               Commission File Number:  1-4719
                                                      _______
                    NOTIFICATION OF LATE FILING
                           (Check One):
[ ]Form 10-K [ ]Form 11-K [ ]Form 20-F [X]Form 10-Q [ ]Form N-SAR
For Period Ended: September 30, 1994
                  ------------------
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on From N-SAR

For the Transition Period Ended:________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: The notification relates to the entire Form 10-Q.

                  Part I - Registrant Information

Full name of registrant:                 The Deltona Corporation

Former name, if applicable:              Not applicable

Address of principal
  executive office (Street and Number):  3250 S.W. Third Avenue

City, State and Zip Code:                Miami, Florida  33129

                 Part II - Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
          calendar day following the prescribed due date;   and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       Part III - Narrative


     As explained in the Company's Notifications of Late Filing on Form 12b-25, filed on May 16, 1994 and August 12, 1994 with respect to the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994 and June 30, 1994, respectively, the Company continues to suffer from a critical liquidity problem.

     The Company has defaulted on certain obligations, including its escrow obligations to the State of Florida, Department of Business Regulation, Division of Land Sales, Condominiums and Mobile Homes ("Division"), its obligations under its lease for its corporate offices and its obligation to make required principal and interest payments under loans from Selex International B.V. a Netherlands Corporation ("Selex") which holds 42.3% of the Company's Common Stock, Yasawa Holding N.V., a Netherlands Antilles Corporation ("Yasawa") which holds 4.4% of the Company's Common Stock and their affiliates. In addition, the Company has been unable to pay certain real estate taxes and is subject to certain pending litigation which may adversely affect the financial position of the Company. Further, the Company has been unable to meet certain operating expenses that have become due, including payment of the necessary fees to its accountants in connection with the annual audit of the Company's financial statements. Since December 31, 1993 the Company's staffing levels have been reduced by over 75%, and the Company has been delinquent in meeting its payroll obligations to its executive officers.

     The Company and its principal shareholders, Selex and Yasawa, are continuing their efforts to address the Company's financial difficulties. These efforts include seeking third parties to provide funds to the Company through loans or asset acquisitions and seeking to reach reasonable settlements with the Company's principal creditors. In this connection, Yasawa has agreed to loan a limited amount of funds to the Company to pay certain essential expenses and effectuate such settlements.

     There can be no assurance that any of these efforts will be successful or that the Company will be able to obtain the financing necessary to address its working capital problems. If these efforts are not successful, the Company may be required to seek protection under the federal bankruptcy laws. While it is the Company's intention to complete its financial statements for the second and third quarters and first nine months of 1994, as well as its Quarterly Reports on Form 10-Q for the quarters ended June 30, 1994 and September 30, 1994, as soon as practicable. The Company is presently uncertain as to whether and when sufficient funds will exist to permit the necessary work to proceed to facilitate such filings.








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
                    Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:


          Earle D. Cortright, Jr.      (305)        854-1111
          _______________________     _____       ________
                 (Name)              (Area Code)(Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                               [ ] Yes  [X] No

          As discussed in Part III above, the Company has been delayed in filing its Quarterly
          Reports on Form 10-Q for the quarters ended
          June 30, 1994 and September 30, 1994.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be released by the earnings statements to be included in the subject report or portion thereof?

                               [ ] Yes  [ ] No

          Based on the circumstances described in Part
          III above, the Company is uncertain, at this time, as to whether or not any significant change in results of operations will be released by the earnings statements to be included in its Quarterly Reports on Form 10-Q for the quarters ended June 30, 1994 and September 30, 1994.


















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

                      The Deltona Corporation
                      _______________________
           (Name of registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:     November 15, 1994         By:  Earle D. Cortright, Jr.
          _________________             _____________________
                                         Earle D. Cortright, Jr.
                                         President and Chief
                                         Operating Officer

































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